SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 10, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West

Suite 4000

Montreal, Quebec

H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... X ...... Form 40-F......

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes...... No ...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Exhibit 99.1

Certain Projections of Microcell Telecommunications Inc.

 Microcell Telecommunications Inc. ("Microcell"or the "Company") does not, as a matter of course, make public any forecasts as to its future financial performance beyond its current fiscal year. However, in connection with the strategic review process initiated by the Company following TELUS Corporation's ("TELUS") unsolicited offers (the "TELUS Offers") to purchase all of the issued and outstanding Class A restricted voting shares, Class B non-voting shares, Warrants 2005 and Warrants 2008 (collectively, the"Securities") of the Company, the Company provided certain projected financial information concerning the Company to certain parties, including TELUS, who have entered into confidentiality agreements. The Company has determined to make certain of the projected financial information publicly available (the "Projections") in accordance with securities laws considerations. None of the parties to which the Projections have been provided participated in the preparation of the Projections or in their underlying assumptions.

The Company's internal financial forecasts (upon which the Projections provided were based) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Although presented with numerical specificity, the Projections reflect many assumptions, all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, which may not be accurate, may not be realized, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control.

Generally, the further out the period to which forecasts relate, the more unreliable those forecasts become due to the difficulty in making accurate predictions of future events. Among other things, the assumptions include future events which are difficult or impossible to predict, and many are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the Projections will prove accurate. There will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections. The inclusion of the Projections should not be regarded as an indication that the Company or its affiliates or representatives consider the Projections to be a reliable prediction of future events, the future performance of the Company or the value of the Securities, and the Projections should not be relied upon as such. The Projections do not take into account any of the transactions contemplated in the TELUS Offers.

The Projections should be read together with the financial statements of the Company that can be obtained from the SEC from its website at www.sec.gov or from the Canadian securities regulatory authorities at www.sedar.com, in each case free of charge. The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the Canadian securities regulatory authorities or the guidelines established by the American Institute of Certified Public Accountants or the Canadian Institute of Chartered Accountants regarding projections or forecasts. The Projections do not purport to present operations in accordance with accounting principles generally accepted in the United States or in Canada, and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance of such information or its achievability, and accordingly assume no responsibility for them.

Finally, the Projections reflect the Company's expectations of financial and operating results of its Personal Communications Services business only and do not include the Company's expectations for the Multipoint Communications Systems business.

The following are the Projections through fiscal year 2008 on an annual basis (all amounts in millions and dollar amounts refer to Canadian dollars):

	2004E	2005E	2006E	2007E	2008E
	(in millions CAN$)
Service revenues	628	851	1,054	1,215	1,338
OIBDA (1)	126	237	361	484	573
Operating Income	9	61	156	259	332
Net Income	(20)	33	132	246	329
CAPEX (2)	272	231	199	142	150

(1) Operating income before depreciation and amortization ("OIBDA") is defined as operating income (loss) calculated in accordance with Canadian generally accepted accounting principles ("GAAP") except that it excludes depreciation and amortization expenses. OIBDA is a non-GAAP measure, which the Company believes is useful to investors because it includes the same meaningful information that is used by its management to assess the Company's performance as well as its success in acquiring, retaining and servicing customers.

(2) Capital expenditures.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Microcell or any of its affiliates. The dissemination of the information disclosed should not, under any circumstances, create any implication that the information contained in this Form 6-K is current as of any time subsequent to the date of this Form 6-K, or that there has been no change in the information set forth in this Form 6-K subsequent to the date of this Form 6-K. Neither the Company nor any of its affiliates or representatives makes any representation to any person regarding the Projections, and except for ongoing obligations to disclose material information under the applicable securities laws, none of them undertakes any obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

The Projections were not, when made, and are not, historical facts, but are "forward-looking statements" within the meaning of the Canadian and U.S. securities laws. All such forward-looking statements were, and are, qualified by subsequent events and the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from the Company's actual experience involving any one or more of these matters and subject areas. The operation and results of the Company's business have been, and remain, subject to the effect of other risks and uncertainties identified in the documents filed by the Company with the SEC. Important factors that may affect the Projections include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; changes in applicable foreign ownership restrictions; pending and future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio emission concerns; exchange rate fluctuations; penetration and churn rates; the mix of products and services offered in the Company's markets; whether competing bids or other transactions emerge; whether the conditions of any proposed transaction are met; and other factors discussed herein and those detailed from time to time in the Company's filings with the securities regulatory authorities in Canada and the United States. You should evaluate the Projections in light of these important factors.

This Form 6-K is being incorporated by reference to, and made a part of, the Company's Schedule 14D-9, as filed with the SEC on May 20, 2004 and subsequently amended, with respect to the TELUS Offers. You may obtain a copy of the Company's Schedule 14D-9, as filed with the SEC on May 20, 2004, and subsequently amended, from the SEC from its website at www.sec.gov, free of charge.